                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        Personnel Group of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    715338109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Mark R. Patterson           Joseph Milana & Chrissie Neves   Joseph Milana & Chrissie Neves          Mark R. Patterson
     Matlin Patterson Global              Links Partners, LP              Inland Partners, LP              Matlin Patterson LLC
   Opportunities Partners L.P.        61 Wilton Avenue, 2nd Floor     61 Wilton Avenue, 2nd Floor          Eleven Madison Avenue
   c/o Matlin Patterson Global        Westport, Connecticut 06880     Westport, Connecticut 06880        New York, New York 10010
           Partners LLC                Telephone: (203) 221-1703       Telephone: (203) 221-1703         Telephone: (212) 325-2626
      Eleven Madison Avenue
     New York, New York 10010
    Telephone: (212) 325-2626

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 22, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 7 pages)

                                  SCHEDULE 13D

---------------------                                   ------------------------
CUSIP No.  715338109                                    Page  2  of  7  Pages
           ---------                                         ---    ---
---------------------                                   ------------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Hemisphere Global Opportunities Partners, Ltd.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                                   (b)[X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- ---------- -------------------------------------------
                              8     SHARED VOTING POWER

                                          0
------------------------- ---------- -------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                          0
------------------------- ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  00.00%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO, HC
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                   ------------------------
CUSIP No.  715338109                                    Page  3  of  7  Pages
           ---------                                         ---    ---
---------------------                                   ------------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Mutual Trust Management (Bermuda) Limited
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                                   (b)[X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
------------------------- ---------- -------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- ---------- -------------------------------------------
                              8      SHARED VOTING POWER

                                          0
------------------------- ---------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0
------------------------- ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  00.00%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  OO, HC
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                   ------------------------
CUSIP No.  715338109                                    Page  4  of  7  Pages
           ---------                                         ---    ---
---------------------                                   ------------------------
------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Matlin Patterson Global Partners LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                                   (b)[X]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------- ---------- -------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- ---------- -------------------------------------------
                              8      SHARED VOTING POWER

                                          3,398,568
------------------------- ---------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0
------------------------- ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          3,398,568
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,398,568
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                      [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.28%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO, HC
------------ -------------------------------------------------------------------

Introduction.

                  This Amendment No. 4 amends and supplements the Schedule 13D, dated April 4, 2002 ("Schedule 13D"), Amendment No. 1 to Schedule 13D, dated June 5, 2002 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated July 24, 2002 ("Amendment No. 2"), and Amendment No. 3 to Schedule 13D, dated July 25, 2002 ("Amendment No. 3") filed with the Securities and Exchange Commission. The Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business ("CSFB Investment Banking") of the Credit Suisse First Boston business unit (the "CSFB business unit") in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of $60,537,000 aggregate face amount of the Issuer's 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes"), which are immediately convertible into 3,398,568 shares of Issuer Common Stock, (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Personnel Group of America, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209.

                  On August 22, 2002, Matlin Patterson Global Partners LLC, a Delaware limited liability company ("Matlin Partners") replaced Hemisphere Partners as the general partner of Matlin Patterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and Matlin Patterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), eliminating any and all shared voting or dispositive power with regard to the Issuer Common Stock held by Hemisphere Partners and Mutual Trust. This Amendment No. 4 deletes Hemisphere Partners and Mutual Trust as Reporting Persons and adds Matlin Partners as a Reporting Person.

                  This Amendment No. 4 is filed on behalf of Hemisphere Partners, Mutual Trust and Matlin Partners. Matlin Patterson LLC ("Matlin Patterson"), Matlin Patterson Asset Management LLC ("Matlin Asset Management"), Matlin Patterson Global

                               Page 5 of 7 Pages

Advisers LLC ("Matlin Advisers"), Matlin Partners, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links, Inland, Coryton, Arthur Coady, Elias Sabo and
I. Joseph Massoud are collectively referred to herein as the "Reporting Persons," and each a "Reporting Person", with respect to the Issuer Common Stock of the Issuer. A new Joint Filing Agreement is attached hereto as Exhibit 5 with respect to the Reporting Persons.

Item 1.           Security and Issuer.
                  --------------------

                  See Schedule 13D.

Item 2.           Identity and Background.
                  ------------------------

                  Item 2 of Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is amended by changing any references to Hemisphere Partners to Matlin Partners and deleting any and all references to Mutual Trust, including references in any schedules thereto.

                  The principal business of Matlin Partners is acting as the general partner to Matlin Partners (Delaware) and Matlin Partners (Bermuda). The address of Matlin Partners' principal business and office is Eleven Madison Avenue, New York, New York 10010.

                  The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of Matlin Partners is set forth on Schedule A, attached hereto, which is incorporated by reference herein.

 Item 3.          Source and Amount of Funds or other Consideration.
                  -------------------------------------------------

                  Item 3 of Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is amended by changing any references to Hemisphere Partners to Matlin Partners and deleting any and all references to Mutual Trust, including references in any schedules thereto.

Item 4.           Purpose of Transaction.
                  -----------------------

                  Item 4 of Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is amended by changing any references to Hemisphere Partners to Matlin Partners and deleting any and all references to Mutual Trust, including references in any schedules thereto.

              Item 4 is also amended by adding the following to the end of said
Item 4:

              On August 12, 2002, Matlin Partners (Delaware) purchased from a lender an additional $13.6 million of revolving loan commitment (the "Additional Loans") under

                               Page 6 of 7 Pages
the Amended and Restated Credit Agreement, dated as of June 23, 1997, among the Issuer, as borrower, the Issuer's subsidiaries from time to time party thereto, as guarantors, the several lenders from time to time party thereto, and Bank of America, N.A., formerly NationsBank, N.A., as agent, as amended (the "Credit Agreement"). In connection with the foregoing, Links and Inland will purchase $3.0 million and $4.0 million, respectively, of the Additional Loans from Matlin Partners (Delaware). The foregoing transactions increase the total commitments under the Credit Agreement held by Matlin Partners (Delaware), Links and Inland to an aggregate of $44.2 million. According to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, the Credit Agreement provides for a $136 million revolving line of credit and the outstanding balance under the line of credit was $104.7 million as of June 30, 2002. The aggregate of $44.2 million constitutes 32.5% and 42.2% of total commitments and outstanding loans, respectively, under the Credit Agreement as of June 30, 2002. The Reporting Persons may purchase or sell additional revolving loan commitments pursuant to the Credit Agreement in the future.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5 of Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is amended by changing any references to Hemisphere Partners to Matlin Partners and deleting any and all references to Mutual Trust, including references in any schedules thereto.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

                  Item 6 of Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is amended by changing any references to Hemisphere Partners to Matlin Partners and deleting any and all references to Mutual Trust, including references in any schedules thereto.

Item 7.           Materials to be Filed as Exhibits.
                  ----------------------------------
                  Item 7 of Schedule 13D is amended by replacing Exhibit 5 with the following:

Exhibit No.    Description
-----------    -----------

5 Joint Filing Agreement, dated as of August 23, 2002, by and among Matlin Patterson LLC, Matlin Patterson Asset Management LLC, Matlin Patterson Global Advisers LLC, Matlin Patterson Global Partners LLC, Matlin Patterson Global Opportunities Partners L.P., Matlin Patterson Global Opportunities Partners (Bermuda) L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.


                               Page 7 of 7 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:     August 23, 2002


                           MATLIN PATTERSON LLC

                            By:   /s/ Mark R. Patterson
                                  -----------------------------------------
                                  Name:    Mark R. Patterson
                                  Title:   Member


                           MATLIN PATTERSON ASSET MANAGEMENT LLC

                            By:   Matlin Patterson LLC, its manager

                            By:   /s/ Mark R. Patterson
                                  -----------------------------------------
                                  Name:    Mark R. Patterson
                                  Title:   Member


                           MATLIN PATTERSON GLOBAL ADVISERS LLC

                            By:   /s/ Mark R. Patterson
                                  -----------------------------------------
                                  Name:    Mark R. Patterson
                                  Title:   Chairman


                           MATLIN PATTERSON GLOBAL PARTNERS LLC

                            By:   /s/ Mark R. Patterson
                                  -----------------------------------------
                                  Name:    Mark R. Patterson
                                  Title:   Director


                           MATLIN PATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

                            By:   Matlin Patterson Global Partners LLC

                            By:   /s/ Mark R. Patterson
                                  -----------------------------------------
                                  Name:    Mark R. Patterson
                                  Title:   Director


                           MATLIN PATTERSON  GLOBAL OPPORTUNITIES
                           PARTNERS (BERMUDA) L.P.

                            By:   Matlin Patterson Global Partners LLC

                            By:   /s/ Mark R. Patterson
                                  -----------------------------------------
                                  Name:    Mark R. Patterson
                                  Title:   Director

                           LINKS PARTNERS, L.P.

                            By:   Coryton Management Ltd., its general
                                  partner

                            By:   /s/ Arthur Coady
                                  -----------------------------------------
                                  Name:    Arthur Coady
                                  Title:   President


                           INLAND PARTNERS, L.P.

                            By:   Coryton Management Ltd., its general
                                  partner

                            By:   /s/ Arthur Coady
                                  -----------------------------------------
                                  Name:    Arthur Coady
                                  Title:   President


                           CORYTON MANAGEMENT LTD.

                            By:   /s/ Arthur Coady
                                  -----------------------------------------
                                  Name:    Arthur Coady
                                  Title:   President


                           ARTHUR COADY

                            By:   /s/ Arthur Coady
                                  ------------------------------------------
                                  Name:    Arthur Coady


                           ELIAS SABO

                            By:   /s/  Elias Sabo
                                  -----------------------------------------
                                  Name:    Elias Sabo


                           I. JOSEPH MASSOUD

                            By:   /s/ I. Joseph Massoud
                                  -----------------------------------------
                                  Name:    I. Joseph Massoud

                           HEMISPHERE GLOBAL OPPORTUNITIES PARTNERS, LTD.

                            By:   /s/ Christine A.  Perinchief
                                  -----------------------------------------
                                  Name:    Christine A.  Perinchief
                                  Title:   Alternate Director


                           MUTUAL TRUST MANAGEMENT (BERMUDA) LIMITED

                            By:   /s/ David Doyle
                                  -----------------------------------------
                                  Name:    David Doyle
                                  Title:   Director

                                                                      SCHEDULE A

             Additional Information Concerning the Reporting Persons

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      MATLIN PATTERSON GLOBAL PARTNERS LLC

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Matlin Patterson Global Partners LLC. The business address of Matlin Patterson Global Partners LLC is Eleven Madison Avenue, New York, New York 10010.

-------------------------------------------------------------------------------------------
Name                Business Address         Title and Present Principal    Citizenship
                                             Occupation
-------------------------------------------------------------------------------------------
David J. Matlin     Eleven Madison Avenue,   Director                       USA
                    New York, NY 10010
-------------------------------------------------------------------------------------------
Mark R. Patterson   Eleven Madison Avenue,   Director                       USA
                    New York, NY 10010
-------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.         Description
-----------         -----------

    5 Joint Filing Agreement, dated as of August 23, 2002, by and among Matlin Patterson LLC, Matlin Patterson Asset Management LLC, Matlin Patterson Global Advisers LLC, Matlin Patterson Global Partners LLC, Matlin Patterson Global Opportunities Partners L.P., Matlin Patterson Global Opportunities Partners (Bermuda) L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud.